Exhibit 1

Announcement  |  Lisbon  |  31 March 2014

Result of Oi’s General Shareholders’ Meeting and Anatel Approval

Portugal Telecom, SGPS S.A. (“PT”) hereby informs on the announcement made by Oi, S.A. (“Oi”) on the result of this company’s General Shareholders’ Meeting and the approval by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações — Anatel) of the corporate reorganisation which will allow the consolidation of the industrial alliance between Oi and PT, as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.
Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.3.0029520-8
Publicly-Held Company

MATERIAL FACT

Result of the General Shareholders’ Meeting and ANATEL Approval

Oi S.A. (“Oi” or the “Company,” BM&FBOVESPA: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”) and CVM Instruction No. 358/02, and in furtherance of the Material Facts dated as of October 2, 2013, February 20, 2014 and March 26, 2014, notifies its shareholders and the market in general that, at an extraordinary general shareholders’ meeting held on the date hereof, the shareholders of Oi approved:

(i)                                     by majority vote of the shareholders present, representing 88.13% of the votes, the change of the Company’s authorized capital limit, to authorize the Board of Directors to increase the Company’s capital stock until the value of its capital stock reaches R$ 34,038,701,741.49, with a consequent amendment of article 6 of its By-Laws;

(ii)                                  by majority vote, representing 88.97% of the votes, with Bratel Brasil S.A.’s abstention being recorded, the ratification of the hiring of Banco Santander (Brasil) S.A. to prepare the valuation report concerning the assets that Portugal Telecom will contribute to the Company’s capital stock (“PT Assets”);

(iii)                               by majority vote, representing 88.97% of the votes,  the valuation report of the PT Assets; and

(iv)                              by majority vote, representing 88.97% of the votes, the value of the PT Assets, for the purposes of contributing such to the Company’s capital stock, being paid-in with shares to be issued by the Company, of R$5,709,900,000.00 (five billion seven hundred nine million nine hundred thousand Reais), equivalent to €1,750,000,000.00 (one billion seven hundred fifty million Euros), using the average closing rate for the purchase and sale of Euros released by the Brazilian Central Bank’s SisBacen, operation PTAX-800, currency 978, on February 20, 2014, the business day immediately prior to first publication of the Call Notice to this Meeting.

Also at a meeting held on the date hereof, the Executive Board of the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações — ANATEL) granted the request for Prior Consent for the announced corporate reorganization, which will allow the consolidation of the industrial alliance between Oi and Portugal Telecom.

Oi and CorpCo inform their shareholders and the market of any subsequent material events related to the transaction to consolidate the strategic alliance with Portugal Telecom.

Rio de Janeiro, March 27, 2014.

Bayard De Paoli Gontijo
Chief Financial Officer and Investor Relations Officer
Oi S.A.

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication may contain information related to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi S.A. (“Oi”), (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. (“TmarPart”) and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into TmarPart.

Oi has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between TmarPart and Oi and the proposed merger of Portugal Telecom with and into TmarPart, TmarPart or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger of shares and proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from TmarPart or Oi.